UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2016

OR

◻	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission file number 001-37778

A.	Full title of the plan and address of the plan, if different from that of the issuer name below:

HarborOne 401(k) Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal office:

HarborOne Bancorp, Inc.

770 Oak Street

Brockton, Massachusetts 02301

HARBORONE 401(K) PLAN

TABLE OF CONTENTS

EXHIBIT 23.1 CONSENT OF GRAY, GRAY & GRAY, LLP

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of the HarborOne 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the HarborOne 401(k) Plan (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of HarborOne 401(k) Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Canton, Massachusetts

June 16, 2017

HARBORONE 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2016 and 2015

	2016	2015

ASSETS
Investments, at fair value:
Investments in mutual funds	$27,006,727	$31,100,152
Investment in common/collective trust	2,555,981	1,262,994
HarborOne Stock Fund	14,019,521	-
Cash	89,186	92,955

Total investments	43,671,415	32,456,101

Receivables:
Notes receivable from participants	1,393,778	1,206,639
Other	1,653	10,303
Participant contributions	26,877	-
Employer contributions	2,140,826	1,872,383

Total receivables	3,563,134	3,089,325

NET ASSETS AVAILABLE FOR BENEFITS	$47,234,549	$35,545,426

The accompanying notes are an integral part of these financial statements.

HARBORONE 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2016

ADDITIONS
Additions to net assets attributed to:
Investment income
Interest and dividends	$488,928
Net appreciation in fair value of investments	8,107,435

Total investment income	8,596,363

Interest earned on notes receivable from participants	44,928

Contributions:
Participant deferrals	1,798,826
Participant rollovers	404,790
Employer contributions	2,140,826

Total contributions	4,344,442

Total additions	12,985,733

DEDUCTIONS
Deductions from net assets attributed to:
Benefits paid to participants	1,139,593
Administrative expenses	157,017

Total deductions	1,296,610

NET INCREASE	11,689,123

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	35,545,426

End of year	$47,234,549

The accompanying notes are an integral part of these financial statements.

HARBORONE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1: DESCRIPTION OF PLAN

The following description of the HarborOne 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined-contribution plan that covers substantially all employees of HarborOne Bancorp, Inc. (the “Bank”). Established in 1997, the Plan provides retirement benefits.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Administration: The Bank is the Plan administrator. Certain administrative functions are performed by employees of the Bank, or its subsidiaries. No such employees receive compensation from the Plan. The Plan Administrator has engaged a third party, Transamerica Retirement Solutions, to provide recordkeeping and administrative services.

Eligibility: Employees of the Bank who have reached 21 years of age and completed three months of service are eligible to participate in the Plan and contribute a portion of their compensation.  Employees who have reached 21 years of age become eligible for employer profit sharing contributions upon completion of twelve months of service.  To receive the employer profit sharing contribution, the employee must be employed as of the last day of the year.

Contributions: Each year, participants may contribute up to the lesser of 100% of their pretax annual compensation, as defined in the Plan, or the limits set by the IRS.  The Plan allows some or all of these contributions to be designated as after-tax Roth Deferral Contributions.  Participants who have attained the age of 50 before the end of the plan year are eligible to make catch-up contributions.  Participants may also contribute amounts received from any other retirement plan which satisfy the tax rules for rollovers.

The Bank may make discretionary matching contributions to the Plan based on a percentage of participant’s deferral contributions or equal to a specified dollar amount.  The Bank may choose to make an annual non-elective contribution each year.  For the plan years ended December 31, 2016 and 2015, the Bank made a non-elective contribution in an amount equal to 9.3% of each eligible participant’s compensation for the plan year, and an additional 5.7% of any compensation exceeding the social security taxable wage base.

Unless instructed otherwise by the participant, upon becoming eligible to participate in the Plan, 3% of the participant’s eligible compensation will be contributed to the Plan subject to annual limits set by the IRS.  Effective April 1, 2015 the initial deferral percentage for automatic enrollment increased to 5%. This automatic deferral percentage is increased 2% per year up to a maximum of 10%, unless instructed otherwise by the participant.  The automatic deferral percentage increase was previously 1% per year up to a maximum of 6%.

Participant Accounts: Each participant’s account is credited with the participant’s contributions, earnings (losses) thereon, and an allocation of the Bank’s contributions and Plan earnings.  Allocations of earnings (losses) are based on account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

HARBORONE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1: DESCRIPTION OF PLAN (CONTINUED)

Investment Options: Participants direct the investment of their contributions into various investment options offered by the Plan.

Calculation of Vested Benefits: Participants are immediately vested in their voluntary contributions plus actual earnings thereon.  The vesting period for employer discretionary matching and non-elective contributions is as follows:

Years of Service	Vested %
Less than 2	0
2	20%
3	40%
4	60%
5	80%
6 or more	100%

Forfeited Accounts: At December 31, 2016 and 2015, forfeited non-vested accounts totaled $32,208 and $48,886, respectively.  This account may be used to pay administrative expenses and any remaining amounts can be used to reduce future employer contributions.  During 2016, the forfeited non-vested accounts used to reduce the employer discretionary matching contribution amounted to $52,263.

Plan Expense Budget Account: As part of the recordkeeping and administrative service fee arrangement with Transamerica Retirement Solutions (“Transamerica”), Transamerica agrees to reimburse to the Plan investment fund related revenue received by Transamerica that is in excess of the agreed upon service fee structure.  The reimbursement amounts, if any, are paid to the Plan in a Plan reimbursement account.  Investment fund related revenue received by Transamerica typically includes Rule 12b-1 fees and service fees paid by the fund or the fund’s affiliates.  The Plan reimbursement account may be used by the Plan to pay direct and necessary expenses of the Plan; these fees are reflected as appreciation in investments.  At December 31, 2016, there was $56,978 in this account.  During 2016 $67,874 was added to the account and $54,965 was used from this account to fund plan expenses.  As of December 31, 2015, there was $44,069 in this account.

Notes Receivable from Participants: Participants may borrow from their vested fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balances, whichever is less.  Loans are secured by the balances in the participants’ accounts and bear interest at rates based on the prevailing interest rates charged by persons in the business of lending money for loans that would be made under similar circumstances which currently range from 4.25% to 4.75% at December 31, 2016.  Principal and interest are paid ratably usually through payroll deductions.

Payment of Benefits: On termination of service due to death, disability, retirement, or other reasons, a participant may receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.  In-service withdrawals are also permitted for certain financial hardships or when a participant attains age 59½.

HARBORONE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1: DESCRIPTION OF PLAN (CONTINUED)

Participants are also allowed to take an in-service withdrawal of vested employer non-elective contributions that have been in their account for at least two years.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared under the accrual basis of accounting.

Collective trust funds, such as the Stable Pooled Fund, that are held by a defined-contribution plan and invest in fully benefit-responsive investments are required to be reported at fair value.  As permitted by Generally Accepted Accounting Principles, the Stable Pooled Fund calculates fair value using net asset value per share, and the relevant measurement attribute is contract value because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As such, the fair value of the Stable Pooled Fund as presented on the statements of net assets available for benefits as of December 31, 2016 and 2015 is equal to the contract value of the Stable Pooled Fund as of those measurement dates.

Investment Valuation and Income Recognition: Investments are reported at fair value (except for the common/collective trust which is a fully benefit-responsive investment contracts, which are reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's management determines the Plan's valuation policies utilizing information provided by the investment advisers, trustees and other parties involved with the Plan.  See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Notes Receivable from Participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recorded on the accrual basis.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  No allowance for credit losses has been recorded as of December 31, 2016 or 2015.

HARBORONE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Risks and Uncertainties: The Plan utilizes various investment instruments.  Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits.

Payment of Benefits: Benefits paid to participants are recorded when paid.

Operating Expenses: Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Bank.  Expenses that are paid by the Bank are excluded from these financial statements.  Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses.  Investment related expenses are included in net depreciation of fair value of investments.

Uncertain Tax Positions: Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more-likely-than-not would not be sustained upon examination.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2013.

NOTE 3: FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 - inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan can access at the measurement date.

Level 2 -inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

•	quoted prices for similar assets or liabilities in active markets;
•	quoted prices for identical or similar assets in inactive markets;
•	inputs other than quoted prices that are observable for the asset or liability;
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

HARBORONE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3: FAIR VALUE MEASUREMENTS (CONTINUED)

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 -inputs that are unobservable for the asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2016 and 2015.

Mutual funds: Valued at the daily closing price as reported by the fund.  Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission.  These funds are required to publish their daily net asset value (NAV) and to transact at that price.  The mutual funds held by the Plan are deemed to be actively traded.

Common/collective trust: Valued at the NAV of units of a bank collective trust.  The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value.  The NAV is based on the fair value of the underlying investments held by the fund less its liabilities.

Cash: Valued at carrying value, which approximates fair value, and classified within Level 1 of the valuation hierarchy.

HarborOne Stock Fund:  The fund is a unitized stock fund that consists of HarborOne Bancorp, Inc. common stock and short-term cash investments to provide liquidity.  Fair value is based upon the fair value of the underlying assets derived principally from or corroborated by observable market data by correlation or other means.  These investments are classified within Level 2 of the fair value hierarchy.

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2015-07).  Under ASU 2015-07, investments for which the practical expedient is used to measure fair value at NAV must be removed from the fair value hierarchy.  Instead, those investments must be included as a reconciling line item so that the total fair value amount of investments in the disclosure is consistent with the amount on the Statements of Net Assets Available for Benefits.  Further, ASU 2015-07 requires entities to provide certain disclosures only for investments for which they elect to use the NAV practical expedient to determine fair value.  ASU 2015-07 is effective for interim and annual periods beginning after December 15, 2015.  Early adoption was permitted and the Plan decided to early-adopt this standard.  The Plan adopted ASU 2015-07 on January 1, 2015 and the presentation of the financial statements and notes herein reflect such adoption.

HARBORONE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3: FAIR VALUE MEASUREMENTS (CONTINUED)

In July 2015, the FASB issued ASU No. 2015-12, (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (consensuses of the FASB Emerging Issues Task Force) (ASU 2015-12).  Part I of ASU 2015-12 requires a defined contribution plan to use contract value as the only measure for fully benefit-responsive investment contracts.  Part II of ASU 2015-12 simplifies and increases the effectiveness of the investment disclosure requirements for employee benefit plans. ASU 2015-12 is effective for annual reporting periods beginning after December 15, 2015.  Early adoption was permitted and the Plan decided to early-adopt Parts I and II of this standard.  Part III is not applicable to the Plan. The Plan adopted ASU 2015-12 Parts I and II on January 1, 2015 and the presentation of the financial statements and notes herein reflect such adoption.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

HARBORONE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3: FAIR VALUE MEASUREMENTS (CONTINUED)

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31:

	2016
	Level 1	Level 2	Level 3	Total

Cash	$89,186	$-	$-	$89,186

Mutual funds	27,006,727	-	-	27,006,727

HarborOne Stock Fund	-	14,019,521		14,019,521

Total assets in the fair value hierarchy	27,095,913	14,019,521	-	41,115,434

Investments measured at net asset value (a)	-	-	-	2,555,981

Total investments at fair value	$27,095,913	$14,019,521	$-	$43,671,415

	2015
	Level 1	Level 2	Level 3	Total

Cash	$92,955	$-	$-	$92,955

Mutual funds	31,100,152	-	-	31,100,152

Total assets in the fair value hierarchy	31,193,107	-	-	31,193,107

Investments measured at net asset value (a)	-	-	-	1,262,994

Total investments at fair value	$31,193,107	$-	$-	$32,456,101

(a) In accordance with Subtopic 820-10, the common/collective trust investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presenting in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

HARBORONE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3: FAIR VALUE MEASUREMENTS (CONTINUED)

Fair Value of Investments in Entities that Use NAV: The Plan invests in the Transamerica Retirement Solutions Stable Pooled Fund (formerly, Diversified Investment Advisors Stable Pool Fund) which is a common/collective trust.  The common/collective trust invests in stable value investment vehicles such as guaranteed investment contracts, bank investment contracts and synthetic guaranteed investment contracts issued by highly rated financial institutions and corporations as well as obligations of the U.S. Government or its agencies.  Participant assets may be deposited to or withdrawn from the Stable Pooled Fund at the stated unit value as of the close of business on any business day, and there are no unfunded commitments.

NOTE 4: PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 5: TAX STATUS

On March 31, 2014, the Internal Revenue Service stated that the prototype adopted by the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”).  The Plan has not received a determination letter specific to the Plan itself; however, the Plan Administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 6: RELATED PARTY TRANSACTIONS AND PARTY-IN-INTEREST TRANSACTIONS

During the year, the Plan paid administrative expenses in the aggregate of $102,913 to Transamerica Retirement Solutions, who serves as the third-party administrator to the Plan and, therefore, these transactions qualify as party-in-interest transactions. During the year, the Plan also paid $45,000 to NFP Advisory Services, LLP who serve as the investment advisors to the Plan and therefore, these transactions also qualify as party-in-interest transactions.

During 2016, the Bank completed an initial public stock offering and as a result Participants may allocate any portion of their contributions to purchase common shares of HarborOne Bancorp, Inc. Participants are subject to restrictions on trading during blackout periods and other reporting requirements of the Securities and Exchange Commission. At December 31, 2016, the Plan held 704,818 shares of HarborOne Bancorp, Inc., common stock, with a fair value of $13,631,180 or $19.34 per share.  Because the Bank is the Plan Sponsor, transactions involving the Bank’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.

HARBORONE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 7: SUBSEQUENT EVENTS

The date to which events occurring after December 31, 2016, the date of the most recent statement of financial position, have been evaluated for possible adjustment to the financial statements or disclosure is June 16, 2017 which is the date the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

HarborOne 401(k) Plan
EIN No.: 04-1123040, Plan No. 002
Schedule H, Line 4i - Schedule of Assets
Plan Year Ending:  12/31/2016

	(b)	(c)
	Identity of Issuer, Borrower,	Description of Investment, Including Maturity Date,	(e)
(a)	Lessor or Similar Party	Rate of Interest, Par or Maturity Value	CURRENT VALUE

*	HarborOne Bancorp, Inc.	HarborOne Stock Fund	$14,019,521

	JPMorgan	JPMorgan Equity Income R6	$3,888,539
	Metropolitan West	Metropolitan West Total Return Bond M	$3,700,478
	T. Rowe Price	T. Rowe Price Institutional Large Cap Growth	$3,589,634
	Vanguard	Vanguard Total Bond Market Index Adm	$3,230,098
*	Transamerica Retirement Solutions	Common/Collective Trust Stable Pooled Fund	$2,555,981
	Vanguard	Vanguard 500 Index Adm	$2,437,247
	JPMorgan	JPMorgan US Equity R6	$1,646,666

	Transamerica Partners Funds Group	Transamerica Partners Institutional Govt Money Market	$1,523,508
	American Funds	American Funds EuroPacific Growth R6	$945,807
	Franklin Templeton	Templeton Global Bond Adv	$728,169
	BlackRock	BlackRock High Yield Bond Instl	$677,644

	American Funds	American Funds New Perspective R6	$651,366
	Vanguard	Vanguard Small Cap Index Adm	$622,448
	John Hancock	John Hancock Disciplined Value Mid Cap R6	$603,494
	Vanguard	Vanguard Total International Stock Index Adm	$600,787
	Janus	Janus Enterprise N	$593,218
	Vanguard	Vanguard Mid Cap Index Adm	$437,197
	Dimensional	DFA US Small Cap Value I	$397,930
	American Funds	American Funds New World R6	$385,929
	PNC	PNC Multi Factor Small Cap Growth I	$346,567
*	State Street Bank & Trust Co.	Cash Reserve Account	$89,186

*	Notes receivable from participants	Notes Receivable with interest rates of 4.25% to 4.75%	$1,393,778

* Indicates Party-In-Interest to the Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HARBORONE 401(k) PLAN

June 16, 2016	By:	/s/ Patricia M. Williams
Patricia M. Williams Senior Vice President, Human Resources